SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ============
                                 (Rule 13d-101)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               (Amendment No 1)
                               ================

                         Point West Capital Corporation
                        (formerly Dignity Partners, Inc.)
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   730715 10 9
                             ---------------------
                                 (CUSIP Number)


                            Alan B. Perper,President
                         Point West Capital Corporation
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 24, 1997
                                -----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following Box [ ]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 18 Pages)

------------------------                                 ----------------------
CUSIP No. 730715 10 9               13D                     Page 2 of 18 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Echelon Group of Companies, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF           -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            206,600
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              206,600
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               6.4%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9               13D                     Page 3 of 18 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Bradley N. Rotter
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          873,578
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            206,600
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   873,578

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                    -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,080,178
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              33.2%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 4 of 18 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Alan B. Perper
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH           524,625
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   317,665

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              524,265
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              16.1%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 5 of 18 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John Ward Rotter
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          397,081
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH           214,600
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   397,081

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   8,000

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              611,681
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              18.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 6 of 18 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lodestone Capital Fund, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          206,600
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   206,600

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              206,600
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.4%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 7 of 18 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lodestone Partners, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          206,600
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   206,600

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              206,600
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.4%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 8 of 18 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Perper/Raiche Revocable Trust
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              California
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          317,665
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   317,665

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              317,665
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 9 of 18 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Janet G. Raiche
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH           317,665
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   317,665

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              317,665
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 730715 10 9          SCHEDULE 13D                 Page 10 of 18 Pages
-------------------------                              -------------------------

                             AMENDED AND RESTATED
                             --------------------
                                 SCHEDULE 13D
                                 -------------

Item 1.  Security and Issuer.
=======  ===================

          This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Point West Capital Corporation (the "Issuer"). The principal executive office of the Issuer is located at 1700 Montgomery Street, Suite 250, San Francisco, California 94111.

Item 2.  Identity and Background.
======   =======================

         (a)   Names of Persons Filing This Statement.
               --------------------------------------

               The Echelon Group of Companies, LLC ("Echelon")
               Bradley N. Rotter
               Alan B. Perper
               John Ward Rotter
               Lodestone Capital Fund, LLC ("Lodestone Capital")
               Lodestone Partners, LLC ("Lodestone Partners")
               Perper/Raiche Revocable Trust ("Perper/Raiche Trust") Janet G. Raiche

         (b)   Residence or Business Addresses of Persons Filing This Statement.
               ----------------------------------------------------------------

               The address of the principal place of business of Echelon is:

                      1700 Montgomery Street, Suite 250
                      San Francisco, California  94111

               The business address of Bradley N. Rotter, Alan B. Perper and John Ward Rotter is:

                      1700 Montgomery Street, Suite 250
                      San Francisco, California  94111

               The address of the principal place of business of Lodestone Capital is:

                      31 Davies Street, 5th Floor
                      London W1Y 1FN
                      England

               The address of the principal place of business of Lodestone Partners is:

                      917 Tahoe Boulevard, Suite 204A
                      Incline Village, Nevada  89452

-------------------------                              ------------------------
CUSIP No. 730715 10 9          SCHEDULE 13D                 Page 11 of 18 Pages
-------------------------                              ------------------------


               The address of the Perper/Raiche Trust is:

                      17 Reed Ranch Road
                      Tiburon, California 94920
                      Attention:  Alan B. Perper and Janet G. Raiche


               The residence address of Janet G. Raiche is:

                      17 Reed Ranch Road
                      Tiburon, California 94920


         (c)   Principal Businesses or Occupations of Persons Filing This
               ----------------------------------------------------------
               Statement.
               ---------

               Echelon is principally engaged in the business of providing investment and financial services.

               Lodestone Capital is an investment fund engaged in the business of investing in securities for its own account.

               Lodestone Partners is engaged in the business of managing the investment activities of Lodestone Capital.

               Bradley N. Rotter is the Chairman of the Board of Directors of the Issuer and the managing member of Echelon.

               Alan B. Perper is the President and a director of the Issuer and a member of Echelon.

               John Ward Rotter is the Executive Vice President and Chief Financial Officer and a director of the Issuer and a member of Echelon.

               The Perper/Raiche Trust is a trust created under the laws of the State of California by Alan B. Perper and Janet G. Raiche, husband and wife, for estate planning purposes.

               Janet G. Raiche is a homemaker.

         (d) None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) None of the persons filing this report has been a party during the last five years to a civil proceeding of a judicial or administrative body, as a result of which he or it is subject to a judgement,decree or final order enjoining

-------------------------                              ------------------------
CUSIP No. 730715 10 9          SCHEDULE 13D                 Page 12 of 18 Pages
-------------------------                              ------------------------

               future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Citizenship or Place of Organization of Persons Filing This
               -----------------------------------------------------------
               Report.
               -------

               Echelon, Lodestone Capital and Lodestone Partners are organized under the laws of the State of Delaware.

               Bradley N. Rotter, Alan B. Perper, John Ward Rotter and Janet G. Raiche are citizens of the United States.

               The Perper/Raiche Trust is a trust created under the laws of the State of California.


Item 3.  Source and Amount of Funds or Other Consideration.
======   ==================================================

          This Item 3 is not applicable to this filing, because the transaction that required this filing did not involve the purchase or sale of shares for consideration. This filing is required (a) to reflect the changes in beneficial ownership of Common Stock by Echelon, Bradley N. Rotter, Alan B. Perper and John Ward Rotter resulting from the distribution by Echelon to its members, Bradley N. Rotter, Alan B. Perper and John Ward Rotter, of the 1,588,324 shares of Common Stock previously held of record by Echelon and (b) to include Janet
G. Raiche and the Perper/Raiche Trust as reporting persons, as a result of the immediate transfer by Alan B. Perper to the Perper/Raiche Trust of his respective share of the shares of Common Stock so distributed by Echelon.

Item 4.  Purpose of the Transaction.
======   ==========================

          On December 24, 1997, the members of Echelon, Bradley N. Rotter, Alan
B. Perper and John Ward Rotter, caused Echelon to distribute to each of them, individually, their respective shares of the 1,588,324 shares of Common Stock previously held of record by Echelon. Mr. Perper then immediately transferred his respective share of those shares to the Perper/Raiche Trust, of which he, Janet G. Raiche, his wife, are the trustees under agreement dated December 23, 1997.



Item 5.  Interest in Securities of the Issuer.
======   ====================================

         (a)   Number of Shares Beneficially Owned by Persons Filing This
               ----------------------------------------------------------
               Statement.
               ----------

               Echelon is a member of Lodestone Capital, which is the record holder of 206,600 shares of Common Stock. Echelon is also a member of Lodestone Partners, which is in turn the manager of Lodestone Capital. Lodestone Partners is managed by a Board of Managers composed of John Ward Rotter and Michael Fitzsimmons ("Fitzsimmons"), who is the other member of Lodestone Partners. Pursuant to the Lodestone Partners Operating Agreement between Echelon and Fitzsimmons, Fitzsimmons has sole investment power with respect to the investments of Lodestone Capital. The Operating Agreement is, however, silent on the subject of voting power with

--------------------------                            --------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 13 of 18 Pages
--------------------------                           --------------------------



               respect to securities held by Lodestone Capital. Therefore, through John Ward Rotter, Echelon may be deemed to share voting power with respect to securities held by Lodestone Capital and, thus, to be the beneficial owner of the shares of Common Stock held of record by Lodestone Capital. Echelon disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of its equity interest in Lodestone Capital.


               Bradley N. Rotter, Alan B. Perper and John Ward Rotter constitute all of the members of Echelon and, as such, may be deemed to be the beneficial owners of the shares of Common Stock held of record by Lodestone Capital. Alan B. Perper and John Ward Rotter disclaim beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of their respective equity interests in Echelon and Echelon's respective equity interest in Lodestone Capital. Bradley N. Rotter acknowledges beneficial ownership of approximately 137,733 shares of the Common Stock held of record by Lodestone Capital, which are attributable to the equity
               interest  in   Lodestone   Capital  of  the  Bradley  N.  Rotter
               Self-Employed Pension Plan and Trust, but otherwise disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of his respective equity interest in Echelon and Echelon's respective equity interest in Lodestone Capital. Bradley N. Rotter is the record holder of 873,578 shares of Common Stock, and John Ward Rotter is the record holder of 397,081 shares of Common Stock. John Ward Rotter may also be deemed to be the beneficial owner of shares of Common Stock subject to a stock option that was granted to his spouse and vested with respect to 4,000 shares on February 14, 1997, and will vest with respect to another 4,000 shares (collectively, the "Options Shares") on February 14, 1998, but disclaims beneficial ownership of such shares.

               Lodestone Partners is the manager of Lodestone Capital and, as such, may be deemed to be the beneficial owner of the shares of Common Stock held of record by Lodestone Capital. Lodestone Partners, however, currently has only a nonparticipating (or "carried") interest in Lodestone Capital and, therefore, disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital.


               The Perper/Raiche Trust is the record holder of 317,665 shares of Common Stock. Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, may be deemed to be the beneficial owners of the shares of Common Stock held of record by the Perper/Raiche Trust, but each of them disclaims beneficial ownership of such shares, except to the extent of their respective beneficial interests under the Perper/Raiche Trust.

         (b)   Percent of Outstanding Common Stock Beneficially Owned by Each
               --------------------------------------------------------------
               Person Filing This Statement.
               ----------------------------

--------------------------                            --------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 14 of 18 Pages
--------------------------                           --------------------------

               Based on the number of shares of Common Stock outstanding as of October 31, 1997, Echelon, Lodestone Capital and Lodestone Partners may each be deemed to beneficially own 6.4%, Bradley N. Rotter may be deemed to beneficially own 33.2%, Alan B. Perper may be deemed to beneficially own 16.1%, and the Perper/Raiche Trust and Janet G. Raiche may each be deemed to beneficially own 9.8%, of the outstanding Common Stock. Based on the number of shares of Common Stock outstanding as of October 31, 1997, plus the Option Shares, John Ward Rotter may be deemed to beneficially own 18.8% of the outstanding Common Stock.

         (c)   Number of Shares of Common Stock as to Which Each of the
               --------------------------------------------------------
               Persons Filing This Statement Has:
               -----------------------------------

                      (i)     Sole Voting Power.

                              Bradley N.Rotter has sole power to vote or direct the vote of the 873,578 shares of Common Stock that he holds of record.

                              John Ward Rotter has sole power to vote or direct the vote of the 397,081 shares of Common Stock that he holds of record.

                              Lodestone Capital has sole power to vote or direct the vote of the 206,600 shares of Common Stock that it holds of record.

                              As the manager of Lodestone Capital, Lodestone Partners may be deemed to have sole power to vote or direct the vote of the 206,600 shares of Common Stock held of record by Lodestone Capital.

                              The Perper/Raiche Trust has sole power to vote or direct the vote of the 317,665 shares of Common Stock that it holds of record.

                      (ii)    Shared Voting Power.

                              Through John Ward Rotter, who is a member of Echelon and a member of the Board of Managers of Lodestone Partners, which is the manager of Lodestone Capital, Echelon may be deemed to share with Fitzsimmons, who is the other member of Lodestone Partners and the other member of the Board of Managers of Lodestone Partners, the power to vote or direct the vote of the 206,600 shares of Common Stock held of record by Lodestone Capital.

                              As the members of Echelon, Bradle N. Rotter, Alan B. Perper and John Ward Rotter may be deemed to share the

--------------------------                            --------------------------
CUSIP No. 730715 10 9            Schedule 13D               Page 15 of 18 Pages
--------------------------                           --------------------------

                              power to vote or direct the vote of the 206,600 shares of Common Stock held of record by Lodestone Capital. John Ward Rotter may also be deemed to share with his spouse the power to vote or direct the vote of the 8,000 Option Shares.

                              Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, share the power to vote or direct the vote of the 317,665 shares of Common Stock held of record by the Perper/Raiche Trust.

                      (iii)   Sole Dispositive Power.

                              Bradley N. Rotter has sole power to dispose of or direct the disposition of the 873,578 shares of Common Stock that he holds of record.

                              John Ward Rotter has sole power to dispose of or direct the disposition of the 397,081 shares of Common Stock that he holds of record.

                              Lodestone Capital has sole power to dispose of or direct the disposition of the 206,600 shares of Common Stock that it holds of record.

                              As the manager of Lodestone Capital, Lodestone Partners may be deemed to have sole power to dispose of or direct the disposition of the 206,600 shares of Common Stock held of record by Lodestone Capital.

                              The Perper/Raiche Trust has sole power to dispose of or direct the disposition of the 317,665 shares of Common Stock that it holds of record.

                      (iv)    Shared Dispositive Power.

                              John Ward Rotter may be deemed to share with his spouse the power to dispose of or direct the disposition of the 8,000 Option Shares.

                              Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, share the power to dispose of or direct the disposition of the 317,665 shares of Common Stock held of record by the Perper/Raiche Trust.

         (d)   Transactions in Common Stock During Past 60 Days by Persons
               ------------------------------------------------------------
               Filing This Statement.
               ----------------------

--------------------------                            --------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 16 of 18 Pages
--------------------------                           --------------------------


               On November 7, 1997, Echelon gifted 1,000 shares of Common Stock to various persons for no consideration.

               On November 20, 1997, Lodestone Capital purchased 205,600 shares of Common Stock in the open market through a broker at an average price per share of $2.5625.

               On December 1, 1997, Lodestone Capital purchased 1,000 shares of Common Stock in the open market through a broker at an average price per share of $4.00.

               On December 24, 1997,Echelon distributed to its members, Bradley
               N. Rotter, Alan B. Perper and John Ward Rotter, the 1,588,324 shares of Common Stock previously held of record by Echelon, and Mr. Perper then immediately transferred his respective share of those shares to the Perper/Raiche Trust.



Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         =====================================================================
         to Securities of the Issuer.
         ============================

         None


Item 7.  Material to be Filed as Exhibits.
         ================================

         None.

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 17 of 18 Pages
-------------------------                              -------------------------



                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





                         THE ECHELON GROUP OF COMPANIES, LLC

January 6, 1998          By:  /s/Bradley N. Rotter
                              -------------------------------
                                  Bradley N. Rotter,
                                  Managing Member



January 6, 1998            /s/Bradley N. Rotter
                          -----------------------------------
                              Bradley N. Rotter


January 6, 1998            /s/Alan B. Perper
                          ------------------------------------
                              Alan B. Perper


January 6, 1998            /s/John Ward Rotter
                          ------------------------------------
                              John Ward Rotter


January 6, 1998           By: /s/ Janet G. Raiche
                             ---------------------------------
                                  Janet G. Raiche
                                  Trustee




                          LODESTONE CAPITAL FUND, LLC
                          By:    LODESTONE PARTNERS, LLC
                                 Manager


January 6, 1998                  By: /s/Michael Fitzsimmons
                                    -------------------------------
                                        Michael Fitzsimmons
                                        Manager


January 6, 1998                  By: /s/John Ward Rotter
                                    -------------------------------
                                        John Ward Rotter
                                        Manager


                          LODESTONE PARTNERS, LLC


January 6, 1998           By: /s/Michael Fitzsimmons
                             -------------------------------
                                 Michael Fitzsimmons
                                 Manager


January 6, 1998           By: /s/John Ward Rotter
                              -------------------------------
                                 John Ward Rotter
                                 Manager

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 18 of 18 Pages
-------------------------                              -------------------------



                          PERPER/RAICHE REVOCABLE TRUST


January 6, 1998           By: /s/ Alan B. Perper
                             ---------------------------------
                                  Alan B. Perper
                                  Trustee


January 6, 1998           By: /s/ Janet G. Raiche
                             ---------------------------------
                                  Janet G. Raiche
                                  Trustee